**TRANSACTIONS**

The following table sets forth all transactions with respect to Class A Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Class A Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 30, 2025.

| Date | Effected By | Nature of Transaction | Quantity | Price |
|---|---|---|---|---|
| 5/30/2025 | CSL Energy Opportunities Fund II, L.P. | Liquidating Distribution | 2,055,830 | $0.00 |
| 5/30/2025 | CSL Energy Opportunities Offshore Fund II, L.P. | Liquidating Distribution | 1,469,170 | $0.00 |